Exhibit 12.1

QUALCOMM Incorporated

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Six Months Ended		Year Ended
	March 25, 2018	March 26, 2017	September 24, 2017	September 25, 2016	September 27, 2015	September 28, 2014	September 29, 2013
Earnings:
Income from continuing operations before income taxes and income (losses) from equity method investments	$370	$1,738	$3,094	$6,917	$6,519	$8,788	$8,200
Fixed charges (1)	375	216	537	336	137	35	118
Cash distributions from equity method investments	—	—	—	—	6	—	1
Less: Capitalized interest	—	—	—	—	—	—	(65)

Total earnings	$745	$1,954	$3,631	$7,253	$6,662	$8,823	$8,254

Fixed charges: (1)
Interest	$350	$197	$494	$297	$104	$5	$88
Interest component of rental expense	25	19	43	39	33	30	30

Total fixed charges	$375	$216	$537	$336	$137	$35	$118

Ratio of earnings to fixed charges	2 x	9 x	7 x	22 x	49 x	252 x	70 x

(1)	Fixed charges include interest expense (which includes amortization of debt issuance costs), whether expensed or capitalized, and the portion of operating rental expense that management believes is representative of the interest component of rent expense, which is estimated to be one-third of rental expense.